United States securities and exchange commission logo





                           May 8, 2023

       Max Munn
       Chief Executive Officer
       Applied UV, Inc.
       150 N. Macquesten Parkway
       Mount Vernon, NY 10550

                                                        Re: Applied UV, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed on May 3,
2023
                                                            File No. 333-271605

       Dear Max Munn:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Bradley
Ecker at (202) 551-4985 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Manufacturing